Exhibit 99.1

JD.com Announces Third Quarter 2021 Results

Beijing, China—-November 18, 2021—JD.com, Inc. (NASDAQ: JD and HKEX: 9618), a leading supply chain-based technology and service provider, today announced its unaudited financial results for the three months ended September 30, 2021.

Third Quarter 2021 Highlights

•

Net revenues for the third quarter of 2021 were RMB218.7 billion (US$[1]33.9 billion), an increase of 25.5% from the third quarter of 2020. Net service revenues for the third quarter of 2021 were RMB32.7 billion (US$5.1 billion), an increase of 43.3% from the third quarter of 2020.

•

Income from operations for the third quarter of 2021 was RMB2.6 billion (US$0.4 billion), compared to RMB4.4 billion for the same period last year. Non-GAAP[2] income from operations for the third quarter of 2021 was RMB4.6 billion (US$0.7 billion), compared to RMB5.3 billion for the third quarter of 2020. Operating margin of JD Retail before unallocated items for the third quarter of 2021 was 4.0%, compared to 4.2% for the third quarter of 2020[3].

•

Net loss attributable to ordinary shareholders for the third quarter of 2021 was RMB2.8 billion (US$0.4 billion), compared to a net income of RMB7.6 billion for the same period last year. Non-GAAP net income attributable to ordinary shareholders for the third quarter of 2021 was RMB5.0 billion (US$0.8 billion), compared to RMB5.6 billion for the same period last year.

•

Diluted net loss per ADS for the third quarter of 2021 was RMB1.81 (US$0.28), compared to an income per ADS of RMB4.70 for the third quarter of 2020. Non-GAAP diluted net income per ADS for the third quarter of 2021 was RMB3.16 (US$0.49), compared to RMB3.42 for the same period last year.

•

Operating cash flow for the twelve months ended September 30, 2021 increased to RMB41.0 billion (US$6.4 billion) from RMB37.3 billion for the twelve months ended September 30, 2020. Free cash flow, which excludes the impact from JD Baitiao receivables included in the operating cash flow, for the twelve months ended September 30, 2021 was RMB28.5 billion (US$4.4 billion), compared to RMB30.2 billion for the twelve months ended September 30, 2020.

•	Annual active customer accounts[4] increased by 25.0% to 552.2 million in the twelve months ended September 30, 2021 from 441.6 million in the twelve months ended September 30, 2020.

[1]

The U.S. dollar (US$) amounts disclosed in this announcement, except for those transaction amounts that were actually settled in U.S. dollars, are presented solely for the convenience of the readers. The conversion of Renminbi (RMB) into US$ in this announcement is based on the exchange rate set forth in the H.10 statistical release of the Board of Governors of the Federal Reserve System as of September 30, 2021, which was RMB6.4434 to US$1.00. The percentages stated in this announcement are calculated based on the RMB amounts.

[2]	See the sections entitled “Non-GAAP Measures” and “Unaudited Reconciliation of GAAP and Non-GAAP Results” for more information about the non-GAAP measures referred to in this announcement.
[3]	Operating margin of JD Retail before unallocated items for the third quarter of 2020 was retrospectively adjusted to conform to current period presentation of segment information.
[4]	Annual active customer accounts are customer accounts that made at least one purchase during the twelve months ended on the respective dates, whether through online retail or online marketplace.

“With resilient business operations and core competences in technology and supply chain, JD has built a unique business model, enabling us to have better control across the entire business process,” said Lei Xu, President of JD.com. “This powerful competitive advantage allows us to navigate through economic cycles and increases our ability to create value as a new type of real economy based enterprise. As a result, consumers and business partners increasingly trust and rely on JD, and we were able to outpace the industry growth in China in the third quarter. JD will continue to create value for our users and business partners, especially the millions of SMEs in the real economy that we work with every day.”

“Our growing consumer mindshare helped drive the strong results for the quarter with more new and existing users purchasing high-frequency products such as supermarket categories on JD,” said Sandy Xu, Chief Financial Officer of JD.com. “We were also pleased to see our key strategic initiatives including the third-party marketplace and omni-channel strategies begin to generate positive results. Going forward, we will continue to focus on building high-quality businesses and investing in technologies and core capabilities to ensure JD’s sustainable growth in the long term.”

Business Highlights

Environment, Social and Governance

●

In August, Jingxi, a platform for everyday shopping under JD.com, donated over 100,000 prevention supply kits, including facemasks and hand sanitizers to local residents in Nanjing in response to the COVID-19 outbreak. Nanjing residents can apply to receive kits free of charge through Jingxi’s multiple online platforms.

●

During the 4th Chinese Farmers’ Harvest Festival in September, JD.com announced that in 2021, the company’s supportive measures for agriculture in rural areas have promoted the development of local brands from scratch, such as Suqian King Crabs in Jiangsu Province, and increased the transaction volume of local agricultural products by more than 200%. In continuing its commitment to rural rejuvenation, JD.com has constructed logistics infrastructure in production regions, and built an agricultural product marketing ecosystem which integrates JD’s sales channels.

JD Retail

●

In September, JD.com opened its first “JD MALL” offline store in Xi’an offering consumers an immersive omni-channel shopping experience. In addition to traditional electronic categories offered by JD Super Experience Store, JD MALL provides over 200,000 items from more than 150 brands, in categories including home, furniture, kids, smart healthcare products and auto accessories. Through its partnership with furniture maker Shangpin Home Collection, JD MALL meets the demand among younger consumers for bespoke one-stop-shop home design services that incorporate furniture and home appliances categories.

●

In the third quarter, over 20 domestic and international household and home decor brands launched official stores on JD.com, including Camerich, Lost & Found, QEEBOO, and Lattoflex, bringing a variety of high-quality and stylish home goods to address consumers’ increasingly diverse lifestyle preferences.

●

Sephora, a high-end beauty retailer owned by LVMH, recently joined JD.com’s omni-channel service network. Products ordered through the Sephora store on JD.com can be delivered to consumers’ doorsteps within one hour from nearby Sephora offline stores. Chinese beauty brand Perfect Diary also joined JD.com’s omni-channel service network to offer delivery from its 120 offline stores in 84 cities.

●

During the quarter, JD.com and Dada Group formed a strategic partnership with ASUS, a global technology leader, launching more than 150 ASUS stores on JD Daojia (JDDJ) and “Shop Now”, JD.com’s new on-demand consumer retail section. The three parties will further accelerate the digital transformation of physical stores in the second half of 2021 to improve the offline shopping experience for computer and digital products, including the extension of “one-hour delivery” service to all ASUS offline stores in China.

JD Health

●

In July, JD Health and Allianz JD, JD.com’s joint venture with Allianz, one of the world’s leading insurers and asset managers, jointly launched a comprehensive online clinical insurance service offering a one-stop platform for healthcare, medicine purchasing and insurance services. By connecting users directly with doctors, pharmacies and insurance companies, JD Health improves the experience of insured users through its full cycle service that provide online health consultations, prescriptions, direct claims and reimbursements as well as medicine purchasing and door-to-door delivery.

●

In September, over 200 institutional exhibitors and participants attended JD Health’s third Online Pharmaceutical Expo under the theme “Intelligent Digital Empowerment and Ecosystem Interconnection”. JD Health helped to facilitate transactions between up and downstream players among the participating companies to create a “Intelligent Digital Pharmaceutical Circulation Supply Chain Ecosystem” to support digital transformation and optimize user experience in the health care industry.

JD Logistics

●

In September, JD Logistics launched an air cargo route between East China and London marking JD Logistics’s first regular cargo charter flight between China and Europe. Further expanding JD Logistics’s international transportation network, the route will deliver products from China’s major manufacturing regions with same day port-to-port delivery and product arrival within one week.

●

In the third quarter, JD Logistics established a strategic partnership with Volvo Cars to build integrated supply chain services for the mid and high-end auto aftermarket. The two parties will cooperate in areas such as supply chain warehouse networks planning, inventory management and store delivery.

●

As of September 30, 2021, JD Logistics operated approximately 1,300 warehouses, which covered an aggregate gross floor area of over 23 million square meters, including space in cloud warehouses managed under the JD Logistics Open Warehouse Platform.

Third Quarter 2021 Financial Results

Net Revenues. For the third quarter of 2021, JD.com reported net revenues of RMB218.7 billion (US$33.9 billion), representing a 25.5% increase from the same period of 2020. Net product revenues increased by 22.9%, while net service revenues increased by 43.3% for the third quarter of 2021, as compared to the same period of 2020.

Cost of Revenues. Cost of revenues increased by 27.3% to RMB187.6 billion (US$29.1 billion) for the third quarter of 2021 from RMB147.4 billion for the third quarter of 2020.

Fulfillment Expenses. Fulfillment expenses, which primarily include procurement, warehousing, delivery, customer service and payment processing expenses, increased by 23.2% to RMB14.3 billion (US$2.2 billion) for the third quarter of 2021 from RMB11.6 billion for the third quarter of 2020. Fulfillment expenses as a percentage of net revenues was 6.5% for the third quarter of 2021, compared to 6.7% for the same period last year.

Marketing Expenses. Marketing expenses increased by 42.3% to RMB7.8 billion (US$1.2 billion) for the third quarter of 2021 from RMB5.5 billion for the third quarter of 2020.

Research and Development Expenses. Research and development expenses was RMB4.0 billion (US$0.6 billion) for the third quarter of 2021, as compared to RMB4.1 billion for the third quarter of 2020.

General and Administrative Expenses. General and administrative expenses increased by 91.1% to RMB3.1 billion (US$0.5 billion) for the third quarter of 2021 from RMB1.6 billion for the third quarter of 2020. The increase was primarily due to the increase in share-based compensation expenses.

Income from Operations and Non-GAAP Income from Operations. Income from operations for the third quarter of 2021 was RMB2.6 billion (US$0.4 billion), compared to RMB4.4 billion for the same period last year. Non-GAAP income from operations for the third quarter of 2021 was RMB4.6 billion (US$0.7 billion), compared to RMB5.3 billion for the third quarter of 2020. Operating margin of JD Retail before unallocated items for the third quarter of 2021 was 4.0%, compared to 4.2% for the third quarter of 2020.

Non-GAAP EBITDA. Non-GAAP EBITDA for the third quarter of 2021 was RMB5.9 billion (US$0.9 billion), compared to RMB6.6 billion for the third quarter of 2020.

Share of Results of Equity Investees. Share of results of equity investees was a loss of RMB1.9 billion (US$0.3 billion) for the third quarter of 2021, as compared to a loss of RMB0.3 billion for the third quarter of 2020. The loss for the third quarter of 2021 was primarily due to non-cash impairment in certain equity investees.

Others, net. Other non-operating loss was RMB3.1 billion (US$0.5 billion) for the third quarter of 2021, as compared to other non-operating income of RMB4.5 billion for the third quarter of 2020. The decrease was primarily due to fair value change of investment securities, which resulting from decreases in the market prices of equity investments in publicly-traded companies.

Net Income/(Loss) Attributable to Ordinary Shareholders and Non-GAAP Net Income Attributable to Ordinary Shareholders. Net loss attributable to ordinary shareholders for the third quarter of 2021 was RMB2.8 billion (US$0.4 billion), compared to a net income of RMB7.6 billion for the same period last year. Non-GAAP net income attributable to ordinary shareholders for the third quarter of 2021 was RMB5.0 billion (US$0.8 billion), compared to RMB5.6 billion for the same period last year.

Diluted EPS and Non-GAAP Diluted EPS. Diluted net loss per ADS for the third quarter of 2021 was RMB1.81 (US$0.28), compared to a diluted net income per ADS of RMB4.70 for the third quarter of 2020. Non-GAAP diluted net income per ADS for the third quarter of 2021 was RMB3.16 (US$0.49), compared to RMB3.42 for the third quarter of 2020.

Cash Flow and Working Capital

As of September 30, 2021, the company’s cash and cash equivalents, restricted cash and short-term investments totaled RMB196.2 billion (US$30.5 billion), compared to RMB151.1 billion as of December 31, 2020. For the third quarter of 2021, free cash flow of the company was as follows:

	For the three months ended
	September 30, 2020	September 30, 2021	September 30, 2021
	RMB	RMB	US$
	(In thousands)
Net cash provided by operating activities	12,255,678	14,447,587	2,242,230
Less: Impact from JD Baitiao receivables included in the operating cash flow	(2,785,606)	(3,324,823)	(516,004)
Less: Capital expenditures, net of related sales proceeds
Capital expenditures for development properties	(1,111,723)	(5,147,087)	(798,815)
Other capital expenditures*	(839,706)	(1,819,254)	(282,344)

Free cash flow	7,518,643	4,156,423	645,067

*	Including capital expenditures related to the company’s headquarters in Beijing and all other CAPEX.

Net cash used in investing activities was RMB29.8 billion (US$4.6 billion) for the third quarter of 2021, consisting primarily of increase in short-term investments and cash paid for capital expenditures.

Net cash provided by financing activities was RMB6.1 billion (US$0.9 billion) for the third quarter of 2021, consisting primarily of proceeds from short-term debts.

For the twelve months ended September 30, 2021, free cash flow of the company was as follows:

	For the twelve months ended
	September 30, 2020	September 30, 2021	September 30, 2021
	RMB	RMB	US$
	(In thousands)
Net cash provided by operating activities	37,334,450	41,042,537	6,369,702
(Less)/Add: Impact from JD Baitiao receivables included in the operating cash flow	(470,882)	1,398,385	217,026
Less: Capital expenditures, net of related sales proceeds
Capital expenditures for development properties	(3,604,204)	(8,517,968)	(1,321,968)
Other capital expenditures	(3,068,413)	(5,411,875)	(839,910)

Free cash flow	30,190,951	28,511,079	4,424,850

Supplemental Information

The company reports three segments, JD Retail, JD Logistics and New businesses. JD Retail mainly consists of online retail, online marketplace and marketing services in China. JD Logistics includes both internal and external logistics businesses. New businesses mainly include JD Property, Jingxi, overseas businesses and technology initiatives.

The table below sets forth the segment operating results, with prior period segment information retrospectively recast to conform to current period presentation:

	For the three months ended
	September 30, 2020	September 30, 2021	September 30, 2021
	RMB	RMB	US$
	(In thousands)
Net revenues:
JD Retail	161,081,245	198,080,245	30,741,572
JD Logistics	17,964,350	25,749,276	3,996,225
New businesses	4,302,067	5,732,810	889,718
Inter-segment*	(9,291,697)	(11,003,427)	(1,707,705)

Total segment net revenues	174,055,965	218,558,904	33,919,810
Unallocated items**	158,499	149,454	23,195

Total consolidated net revenues	174,214,464	218,708,358	33,943,005

Operating income/(loss):
JD Retail	6,734,811	7,942,242	1,232,617
JD Logistics	83,549	(726,612)	(112,768)
New businesses	(1,200,492)	(2,073,450)	(321,796)
Including: gain on sale of development properties	343,982	578,701	89,813

Total segment operating income	5,617,868	5,142,180	798,053
Unallocated items**	(1,234,519)	(2,569,743)	(398,817)

Total consolidated operating income	4,383,349	2,572,437	399,236

*

The inter-segment eliminations mainly consist of revenues from supply chain solutions and logistics services provided by JD Logistics to JD Retail, and property leasing services provided by JD Property to JD Logistics.

**

Unallocated items include share-based compensation, amortization of intangible assets resulting from assets and business acquisitions, effects of business cooperation arrangements, and impairment of goodwill and intangible assets, which are not allocated to segments.

The table below sets forth the revenue information:

	For the three months ended
	September 30, 2020	September 30, 2021	September 30, 2021
	RMB	RMB	US$
	(In thousands)
Electronics and home appliances revenues	93,329,728	110,881,046	17,208,469
General merchandise revenues	58,069,531	75,127,319	11,659,577

Net product revenues	151,399,259	186,008,365	28,868,046
Marketplace and marketing revenues	12,412,342	16,774,786	2,603,406
Logistics and other service revenues	10,402,863	15,925,207	2,471,553

Net service revenues	22,815,205	32,699,993	5,074,959

Total net revenues	174,214,464	218,708,358	33,943,005

Conference Call

JD.com’s management will hold a conference call at 7:00 am, Eastern Time on November 18, 2021, (8:00 pm, Beijing/Hong Kong Time on November 18, 2021) to discuss financial results for the three months ended September 30, 2021.

Please register in advance of the conference using the link provided below and dial in 10 minutes prior to the call, using participant dial-in numbers, Direct Event passcode and unique registrant ID which would be provided upon registering. You will be automatically linked to the live call after completion of this process, unless required to provide the conference ID below due to regional restrictions.

PRE-REGISTER LINK: http://apac.directeventreg.com/registration/event/2385515

CONFERENCE ID: 2385515

A telephone replay will be available from 10:00 am, Eastern Time on November 18, 2021 through 7:59 am, Eastern Time on November 26, 2021. The dial-in details are as follows:

US Toll Free:	+1-855-452-5696 or +1-646-254-3697

International:	+61-2-8199-0299

Passcode:	2385515

Additionally, a live and archived webcast of the conference call will also be available on the company’s investor relations website at http://ir.jd.com.

About JD.com

JD.com is a leading supply chain-based technology and service provider. The company’s cutting-edge retail infrastructure seeks to enable consumers to buy whatever they want, whenever and wherever they want it. The company has opened its technology and infrastructure to partners, brands and other sectors, as part of its Retail as a Service offering to help drive productivity and innovation across a range of industries.

Non-GAAP Measures

In evaluating the business, the company considers and uses non-GAAP measures, such as non-GAAP income/(loss) from operations, non-GAAP operating margin, non-GAAP net income/(loss) attributable to ordinary shareholders, non-GAAP net margin, free cash flow, non-GAAP EBITDA, non-GAAP EBITDA margin, non-GAAP net income/(loss) per share and non-GAAP net income/(loss) per ADS, as supplemental measures to review and assess operating performance. The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”). The company defines non-GAAP income/(loss) from operations as income/(loss) from operations excluding share-based compensation, amortization of intangible assets resulting from assets and business acquisitions, effects of business cooperation arrangements, gain on sale of development properties and impairment of goodwill and intangible assets. The company defines non-GAAP net income/(loss) attributable to ordinary shareholders as net income/(loss) attributable to ordinary shareholders excluding share-based compensation, amortization of intangible assets resulting from assets and business acquisitions, effects of business cooperation arrangements and non-compete agreements, gain/(loss) on disposals/deemed disposals of investments, reconciling items on the share of equity method investments, loss/(gain) from fair value change of long-term investments, impairment of goodwill, intangible assets and investments, gain and foreign exchange impact in relation to sale of development properties and tax effects on non-GAAP adjustments. The company defines free cash flow as operating cash flow adjusting the impact from JD Baitiao receivables included in the operating cash flow and capital expenditures, net of the proceeds from sale of development properties. Capital expenditures include purchase of property, equipment and software, cash paid for construction in progress, purchase of intangible assets and land use rights. The company defines non-GAAP EBITDA as non-GAAP income/(loss) from operations plus depreciation and amortization excluding amortization of intangible assets resulting from assets and business acquisitions. Non-GAAP basic net income/(loss) per share is calculated by dividing non-GAAP net income/(loss) attributable to ordinary shareholders by the weighted average number of ordinary shares outstanding during the periods. Non-GAAP diluted net income/(loss) per share is calculated by dividing non-GAAP net income/(loss) attributable to ordinary shareholders by the weighted average number of ordinary shares and dilutive potential ordinary shares outstanding during the periods, including the dilutive effect of share-based awards as determined under the treasury stock method. Non-GAAP net income/(loss) per ADS is equal to non-GAAP net income/(loss) per share multiplied by two.

The company presents these non-GAAP financial measures because they are used by management to evaluate operating performance and formulate business plans. Non-GAAP income/(loss) from operations, non-GAAP net income/(loss) attributable to ordinary shareholders and non-GAAP EBITDA reflect the company’s ongoing business operations in a manner that allows more meaningful period-to-period comparisons. Free cash flow enables management to assess liquidity and cash flow while taking into account the impact from JD Baitiao receivables included in the operating cash flow and the demands that the expansion of fulfillment infrastructure and technology platform has placed on financial resources. The company believes that the use of the non-GAAP financial measures facilitates investors to understand and evaluate the company’s current operating performance and future prospects in the same manner as management does, if they so choose. The company also believes that the non-GAAP financial measures provide useful information to both management and investors by excluding certain expenses, gain/loss and other items that are not expected to result in future cash payments or that are non-recurring in nature or may not be indicative of the company’s core operating results and business outlook.

The non-GAAP financial measures have limitations as analytical tools. The company’s non-GAAP financial measures do not reflect all items of income and expense that affect the company’s operations or not represent the residual cash flow available for discretionary expenditures. Further, these non-GAAP measures may differ from the non-GAAP information used by other companies, including peer companies, and therefore their comparability may be limited. The company compensates for these limitations by reconciling the non-GAAP financial measures to the nearest U.S. GAAP performance measure, all of which should be considered when evaluating performance. The company encourages you to review the company’s financial information in its entirety and not rely on a single financial measure.

CONTACTS:

Investor Relations

Ruiyu Li

Senior Director of Investor Relations

+86 (10) 8912-6804

IR@JD.com

Media Relations

+86 (10) 8911-6155

Press@JD.com

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident” and similar statements. Among other things, the business outlook and quotations from management in this announcement, as well as JD.com’s strategic and operational plans, contain forward-looking statements. JD.com may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”), in announcements made on the website of The Stock Exchange of Hong Kong Limited (the “Hong Kong Stock Exchange”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about JD.com’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: JD.com’s growth strategies; its future business development, results of operations and financial condition; its ability to attract and retain new customers and to increase revenues generated from repeat customers; its expectations regarding demand for and market acceptance of its products and services; trends and competition in China’s e-commerce market; changes in its revenues and certain cost or expense items; the expected growth of the Chinese e-commerce market; laws, regulations and governmental policies relating to the industries in which JD.com or its business partners operate; potential changes in laws, regulations and governmental policies or changes in the interpretation and implementation of laws, regulations and governmental policies that could adversely affect the industries in which JD.com or its business partners operate, including, among others, initiatives to enhance supervision of companies listed on an overseas exchange and tighten scrutiny over data privacy and data security; risks associated with JD.com’s acquisitions, investments and alliances, including fluctuation in the market value of JD.com’s investment portfolio; impact of the COVID-19 pandemic; natural disasters and geopolitical events; change in tax rates and financial risks; intensity of competition; and general market and economic conditions in China and globally. Further information regarding these and other risks is included in JD.com’s filings with the SEC and the announcements on the website of the Hong Kong Stock Exchange. All information provided herein is as of the date of this announcement, and JD.com undertakes no obligation to update any forward-looking statement, except as required under applicable law.

JD.com, Inc.

Unaudited Interim Condensed Consolidated Balance Sheets

(In thousands, except otherwise noted)

	As of
	December 31, 2020	September 30, 2021	September 30, 2021
	RMB	RMB	US$
ASSETS
Current assets
Cash and cash equivalents	86,084,857	87,997,670	13,657,024
Restricted cash	4,434,448	5,872,018	911,323
Short-term investments	60,577,110	102,346,912	15,883,992
Accounts receivable, net (including JD Baitiao of RMB0.8 billion and RMB2.2 billion as of December 31, 2020 and September 30, 2021, respectively)(1)	7,111,947	10,951,303	1,699,616
Advance to suppliers	3,767,933	4,751,219	737,378
Inventories, net	58,932,519	60,043,995	9,318,682
Prepayments and other current assets	7,076,590	10,471,299	1,625,120
Amount due from related parties	6,667,262	6,366,529	988,070
Assets held for sale(2)	148,592	—	—

Total current assets	234,801,258	288,800,945	44,821,205
Non-current assets
Property, equipment and software, net	22,596,570	27,884,937	4,327,674
Construction in progress	7,906,406	6,847,557	1,062,724
Intangible assets, net	6,462,888	6,079,799	943,570
Land use rights, net	11,124,913	13,321,660	2,067,489
Operating lease right-of-use assets	15,484,082	17,693,478	2,745,985
Goodwill	10,904,409	12,395,299	1,923,720
Investment in equity investees	58,501,329	67,128,486	10,418,178
Investment securities	39,085,150	21,898,941	3,398,662
Deferred tax assets	532,746	853,053	132,392
Other non-current assets	13,315,844	19,885,003	3,086,104
Amount due from related parties	242,527	257,776	40,006
Assets held for sale(2)	1,329,672	—	—

Total non-current assets	187,486,536	194,245,989	30,146,504

Total assets	422,287,794	483,046,934	74,967,709

JD.com, Inc.

Unaudited Interim Condensed Consolidated Balance Sheets

(In thousands, except otherwise noted)

	As of
	December 31, 2020	September 30, 2021	September 30, 2021
	RMB	RMB	US$
LIABILITIES
Current liabilities
Short-term debts	—	7,027,897	1,090,713
Accounts payable	106,818,425	126,442,308	19,623,539
Advance from customers	20,998,001	26,276,260	4,078,012
Deferred revenues	3,417,313	3,813,161	591,793
Taxes payable	3,029,416	2,318,572	359,837
Amount due to related parties	585,324	426,585	66,205
Accrued expenses and other current liabilities	30,034,571	31,460,175	4,882,542
Operating lease liabilities	5,513,534	6,404,137	993,906
Unsecured senior notes	3,259,882	—	—
Liabilities held for sale(2)	360,196	—	—

Total current liabilities	174,016,662	204,169,095	31,686,547
Non-current liabilities
Deferred revenues	1,617,844	1,355,767	210,412
Unsecured senior notes	9,594,556	9,544,666	1,481,309
Deferred tax liabilities	1,921,831	1,949,525	302,562
Long-term borrowings	2,936,205	2,947,910	457,508
Operating lease liabilities	10,249,957	11,683,031	1,813,178
Other non-current liabilities	331,623	2,250,938	349,340

Total non-current liabilities	26,652,016	29,731,837	4,614,309

Total liabilities	200,668,678	233,900,932	36,300,856

(1)

JD Technology performs credit risk assessment services for JD Baitiao business and absorbs the credit risk of the underlying Baitiao receivables. Facilitated by JD Technology, the company periodically securitizes Baitiao receivables through the transfer of those assets to asset-backed securitization plans and derecognizes the related Baitiao receivables through sales type arrangements.

(2)

The company entered into definitive agreements to transfer certain logistic facilities and real estate properties to third parties through the infrastructure asset management and integrated service platform of JD Property. The company classified the related undisposed assets and liabilities as assets and liabilities held for sale under ASC 360.

JD.com, Inc.

Unaudited Interim Condensed Consolidated Balance Sheets

(In thousands, except otherwise noted)

	As of
	December 31, 2020	September 30, 2021	September 30, 2021
	RMB	RMB	US$
MEZZANINE EQUITY
Convertible redeemable non-controlling interests	17,133,208	1,207,213	187,357
SHAREHOLDERS’ EQUITY
Total JD.com, Inc. shareholders’ equity (US$0.00002 par value, 100,000,000 shares authorized, 3,156,709 shares issued and 3,106,539 shares outstanding as of September 30, 2021)	187,543,295	215,314,346	33,416,262
Non-controlling interests	16,942,613	32,624,443	5,063,234

Total shareholders’ equity	204,485,908	247,938,789	38,479,496

Total liabilities, mezzanine equity and shareholders’ equity	422,287,794	483,046,934	74,967,709

JD.com, Inc.

Unaudited Interim Condensed Consolidated Statements of Operations

(In thousands, except per share data and otherwise noted)

	For the three months ended			For the nine months ended
	September 30, 2020	September 30, 2021	September 30, 2021	September 30, 2020	September 30, 2021	September 30, 2021
	RMB	RMB	US$	RMB	RMB	US$
Net revenues
Net product revenues	151,399,259	186,008,365	28,868,046	459,679,278	580,980,053	90,166,690
Net service revenues	22,815,205	32,699,993	5,074,959	61,794,453	94,704,944	14,697,977

Total net revenues	174,214,464	218,708,358	33,943,005	521,473,731	675,684,997	104,864,667

Cost of revenues	(147,419,446)	(187,615,621)	(29,117,488)	(443,507,716)	(583,740,647)	(90,595,128)
Fulfillment	(11,592,062)	(14,275,651)	(2,215,546)	(33,948,204)	(42,728,366)	(6,631,338)
Marketing	(5,460,508)	(7,769,166)	(1,205,756)	(16,732,743)	(25,380,343)	(3,938,967)
Research and development	(4,106,739)	(4,004,001)	(621,411)	(11,645,498)	(12,226,917)	(1,897,588)
General and administrative	(1,596,342)	(3,050,183)	(473,381)	(4,431,265)	(7,824,587)	(1,214,357)
Gain on sale of development properties	343,982	578,701	89,813	539,568	748,800	116,212

Income from operations(3)(4)	4,383,349	2,572,437	399,236	11,747,873	4,532,937	703,501

Other income/(expenses)
Share of results of equity investees	(272,313)	(1,850,787)	(287,238)	2,611,631	(645,677)	(100,207)
Interest expense	(297,802)	(276,139)	(42,856)	(829,120)	(766,285)	(118,926)
Others, net(5)	4,462,624	(3,061,899)	(475,199)	13,338,674	(568,228)	(88,188)

Income/(loss) before tax	8,275,858	(2,616,388)	(406,057)	26,869,058	2,552,747	396,180
Income tax expenses	(690,373)	(652,199)	(101,220)	(1,813,367)	(1,701,312)	(264,039)

Net income/(loss)	7,585,485	(3,268,587)	(507,277)	25,055,691	851,435	132,141

Net income/(loss) attributable to non-controlling interests shareholders	23,127	(466,736)	(72,436)	(27,677)	(764,856)	(118,704)
Net income attributable to mezzanine equity classified as non-controlling interests shareholders	2,020	4,687	727	3,596	11,277	1,750

Net income/(loss) attributable to ordinary shareholders	7,560,338	(2,806,538)	(435,568)	25,079,772	1,605,014	249,095

Net income/(loss) per share:
Basic	2.44	(0.90)	(0.14)	8.37	0.52	0.08
Diluted	2.35	(0.90)	(0.14)	8.02	0.50	0.08
Net income/(loss) per ADS:
Basic	4.88	(1.81)	(0.28)	16.75	1.03	0.16
Diluted	4.70	(1.81)	(0.28)	16.03	1.00	0.16

JD.com, Inc.

Unaudited Interim Condensed Consolidated Statements of Operations

(In thousands, except per share data and otherwise noted)

	For the three months ended			For the nine months ended
	September 30, 2020	September 30, 2021	September 30, 2021	September 30, 2020	September 30, 2021	September 30, 2021
	RMB	RMB	US$	RMB	RMB	US$
(3) Includes share-based compensation expenses as follows:
Cost of revenues	(31,120)	(32,282)	(5,010)	(65,618)	(68,693)	(10,661)
Fulfillment	(153,662)	(265,211)	(41,160)	(350,156)	(606,570)	(94,138)
Marketing	(87,099)	(164,129)	(25,472)	(218,354)	(412,976)	(64,093)
Research and development	(384,400)	(472,429)	(73,320)	(935,126)	(1,350,536)	(209,600)
General and administrative	(395,263)	(1,409,379)	(218,732)	(1,092,028)	(3,679,865)	(571,106)
(4) Includes amortization of business cooperation arrangement and intangible assets resulting from assets and business acquisitions as follows:
Fulfillment	(51,584)	(55,957)	(8,684)	(141,217)	(163,984)	(25,450)
Marketing	(187,876)	(216,246)	(33,561)	(473,534)	(636,853)	(98,838)
Research and development	(24,700)	(26,250)	(4,074)	(74,100)	(77,716)	(12,061)
General and administrative	(77,314)	(77,314)	(11,999)	(231,447)	(231,448)	(35,920)

(5)

Others are other non-operating income/(loss), primarily consist of gains/(losses) from fair value change of long-term investments, gains/(losses) from business and investment disposals, impairment of investments, government incentives, interest income and foreign exchange gains/(losses).

JD.com, Inc.

Unaudited Non-GAAP Net Income Per Share and Per ADS

(In thousands, except per share data and otherwise noted)

	For the three months ended			For the nine months ended
	September 30, 2020	September 30, 2021	September 30, 2021	September 30, 2020	September 30, 2021	September 30, 2021
	RMB	RMB	US$	RMB	RMB	US$
Non-GAAP net income attributable to ordinary shareholders	5,558,054	5,047,992	783,435	14,441,408	13,642,150	2,117,228
Weighted average number of shares:
Basic	3,096,304	3,106,141	3,106,141	2,994,756	3,106,344	3,106,344
Diluted	3,191,159	3,186,702	3,186,702	3,077,063	3,194,877	3,194,877
Non-GAAP net income per share:
Basic	1.80	1.63	0.25	4.82	4.39	0.68
Diluted	1.71	1.58	0.25	4.50	4.26	0.66
Non-GAAP net income per ADS:
Basic	3.59	3.25	0.50	9.64	8.78	1.36
Diluted	3.42	3.16	0.49	9.00	8.53	1.32

JD.com, Inc.

Unaudited Interim Condensed Consolidated Statements of Cash Flows and Free Cash Flow

(In thousands)

	For the three months ended			For the nine months ended
	September 30, 2020	September 30, 2021	September 30, 2021	September 30, 2020	September 30, 2021	September 30, 2021
	RMB	RMB	US$	RMB	RMB	US$
Net cash provided by operating activities	12,255,678	14,447,587	2,242,230	37,330,749	35,828,969	5,560,569
Net cash used in investing activities	(12,518,857)	(29,757,109)	(4,618,231)	(44,105,163)	(55,462,589)	(8,607,659)
Net cash provided by financing activities	4,117,987	6,078,409	943,354	47,658,991	22,929,750	3,558,641
Effect of exchange rate changes on cash, cash equivalents and restricted cash	(2,660,012)	310,397	48,173	(2,110,679)	(61,665)	(9,570)

Net increase/(decrease) in cash, cash equivalents and restricted cash	1,194,796	(8,920,716)	(1,384,474)	38,773,898	3,234,465	501,981
Cash, cash equivalents and restricted cash at beginning of period(6)	77,491,381	102,790,404	15,952,821	39,912,279	90,635,223	14,066,366

Cash, cash equivalents and restricted cash at end of period(6)	78,686,177	93,869,688	14,568,347	78,686,177	93,869,688	14,568,347

Net cash provided by operating activities	12,255,678	14,447,587	2,242,230	37,330,749	35,828,969	5,560,569
(Less)/Add: Impact from JD Baitiao receivables included in the operating cash flow	(2,785,606)	(3,324,823)	(516,004)	(159,164)	1,191,283	184,884
Less: Capital expenditures, net of related sales proceeds
Capital expenditures for development properties	(1,111,723)	(5,147,087)	(798,815)	(4,659,481)	(9,643,783)	(1,496,692)
Other capital expenditures	(839,706)	(1,819,254)	(282,344)	(2,164,926)	(3,440,457)	(533,950)

Free cash flow	7,518,643	4,156,423	645,067	30,347,178	23,936,012	3,714,811

(6)

Including cash, cash equivalents and restricted cash classified as assets held for sale of RMB409.2 million, RMB115.9 million and nil as of September 30, 2020, December 31, 2020 and September 30, 2021, respectively.

JD.com, Inc.

Supplemental Financial Information and Business Metrics

	Q3 2020	Q4 2020	Q1 2021	Q2 2021	Q3 2021
Free cash flow (in RMB billions) – trailing twelve months (“TTM”)	30.2	34.9	28.2	31.9	28.5
Inventory turnover days(7) – TTM	34.3	33.3	31.2	31.0	30.1
Accounts payable turnover days(8) – TTM	49.2	47.1	44.2	45.8	45.5
Accounts receivable turnover days(9) – TTM	2.8	2.7	2.6	2.7	2.8
Annual active customer accounts (in millions)	441.6	471.9	499.8	531.9	552.2

(7)

TTM inventory turnover days are the quotient of average inventory over the immediately preceding five quarters, up to and including the last quarter of the period, to cost of revenues of retail business for the last twelve months, and then multiplied by 360 days.

(8)

TTM accounts payable turnover days are the quotient of average accounts payable for retail business over the immediately preceding five quarters, up to and including the last quarter of the period, to cost of revenues of retail business for the last twelve months, and then multiplied by 360 days.

(9)

TTM accounts receivable turnover days are the quotient of average accounts receivable over the immediately preceding five quarters, up to and including the last quarter of the period, to total net revenues for the last twelve months and then multiplied by 360 days. Presented are the accounts receivable turnover days excluding the impact from JD Baitiao.

JD.com, Inc.

Unaudited Reconciliation of GAAP and Non-GAAP Results

(In thousands, except percentage data)

	For the three months ended			For the nine months ended
	September 30, 2020	September 30, 2021	September 30, 2021	September 30, 2020	September 30, 2021	September 30, 2021
	RMB	RMB	US$	RMB	RMB	US$
Income from operations	4,383,349	2,572,437	399,236	11,747,873	4,532,937	703,501
Add: Share-based compensation	1,051,544	2,343,430	363,694	2,661,282	6,118,640	949,598
Add: Amortization of intangible assets resulting from assets and business acquisitions	193,215	236,543	36,711	494,797	703,153	109,128
Reversal of: Effects of business cooperation arrangements	(10,240)	(10,230)	(1,588)	(241,025)	(17,690)	(2,745)
Reversal of: Gain on sale of development properties	(343,982)	(578,701)	(89,813)	(539,568)	(748,800)	(116,212)

Non-GAAP income from operations	5,273,886	4,563,479	708,240	14,123,359	10,588,240	1,643,270

Add: Depreciation and other amortization	1,327,856	1,299,599	201,695	3,893,155	3,961,450	614,807

Non-GAAP EBITDA	6,601,742	5,863,078	909,935	18,016,514	14,549,690	2,258,077

Total net revenues	174,214,464	218,708,358	33,943,005	521,473,731	675,684,997	104,864,667
Non-GAAP operating margin	3.0%	2.1%	2.1%	2.7%	1.6%	1.6%

Non-GAAP EBITDA margin	3.8%	2.7%	2.7%	3.5%	2.2%	2.2%

JD.com, Inc.

Unaudited Reconciliation of GAAP and Non-GAAP Results

(In thousands, except percentage data)

	For the three months ended			For the nine months ended
	September 30, 2020	September 30, 2021	September 30, 2021	September 30, 2020	September 30, 2021	September 30, 2021
	RMB	RMB	US$	RMB	RMB	US$
Net income/(loss) attributable to ordinary shareholders	7,560,338	(2,806,538)	(435,568)	25,079,772	1,605,014	249,095
Add: Share-based compensation	1,051,544	1,954,097	303,271	2,661,282	5,729,307	889,175
Add: Amortization of intangible assets resulting from assets and business acquisitions	193,215	193,111	29,970	494,797	659,721	102,387
Add/(Reversal of): Reconciling items on the share of equity method investments(10)	55,687	(118,683)	(18,419)	172,156	(1,150,173)	(178,504)
Add: Impairment of goodwill, intangible assets, and investments	—	1,813,473	281,447	661,735	2,121,821	329,301
(Reversal of)/Add: (Gain)/Loss from fair value change of long-term investments	(2,939,789)	4,639,028	719,966	(9,007,791)	5,405,193	838,873
Reversal of: Gain and foreign exchange impact in relation to sale of development properties	(343,982)	(510,701)	(79,260)	(539,568)	(680,800)	(105,659)
Reversal of: Gain on disposals/deemed disposals of investments	(12,724)	(52,601)	(8,164)	(4,802,557)	(68,601)	(10,647)
Reversal of: Effects of business cooperation arrangements and non-compete agreements	(30,847)	(29,498)	(4,578)	(303,507)	(75,502)	(11,718)
Add/(Reversal of): Tax effects on non-GAAP adjustments	24,612	(33,696)	(5,230)	25,089	96,170	14,925

Non-GAAP net income attributable to ordinary shareholders	5,558,054	5,047,992	783,435	14,441,408	13,642,150	2,117,228

Total net revenues	174,214,464	218,708,358	33,943,005	521,473,731	675,684,997	104,864,667
Non-GAAP net margin	3.2%	2.3%	2.3%	2.8%	2.0%	2.0%

(10)	To exclude the GAAP to non-GAAP reconciling items on the share of equity method investments, and share of amortization of intangibles not on their books.